Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

June 29, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Barbara C. Jacobs
Jan Woo
Jeff Kauten
Joyce Sweeney
Craig Wilson

Re:	Endava Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted June 19, 2018
CIK No. 0001656081

Ladies and Gentlemen:

On behalf of our client, Endava Limited (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 26, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. In addition, in response to the Comments, the Company has revised the Draft Registration Statement and is filing via EDGAR such revised registration statement (the “Amended Registration Statement”). We are sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version of the Amended Registration Statement that is marked to show changes to the Draft Registration Statement. Page references in the text of this response letter correspond to the page numbers of the Draft Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Draft Registration Statement.

Prospectus Summary

Summary Consolidated Financial Data

Non-IFRSs Measures and Other Management Metrics, page 14

1.
Please disclose the corresponding IFRSs measure in your tabular presentation related to constant currency revenue growth rate, adjusted profit before taxes margin, and free cash flow. We note similar concern with your disclosures on pages 66 and 76. See Item 10(e)

June 29, 2018

(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 62 and 78 of the Amended Registration Statement.

Corporate Reorganization, page 55

2.
You disclose that pursuant to the corporate reorganization all shareholders will be required to accept the redesignation of each of the existing ordinary shares held by them into the same number of Class B ordinary shares or Class C ordinary shares. Please disclose how the redesignation among Classes B and C will be determined.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 56 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Nine Months Ended March 31, 2017 and 2018, page 71

3.
You state that revenue growth in certain verticals was driven by the contribution of Velocity Partners as well as organic growth. Please revise to quantify each of the factors that contributed to your revenue growth. Refer to Section III.D of SEC Release No. 33-6835.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Amended Registration Statement.

Additional Non-IFRS Measures, page 77

4.
Please remove disclosure of the adjusted gross profit and margin measures as they exclude normal, recurring cash operating expenses. Refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Response to Comment 4:

In response to the Staff’s comment, the Company has removed the referenced disclosure.

Description of Share Capital and Articles of Association

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

June 29, 2018

Key Provisions in our Articles of Association, page 135

5.	We note that the Class B and Class C shares automatically convert upon the transfer to anyone other than a permitted transferee. Please briefly define a permitted transferee in this context.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Amended Registration Statement.

Description of American Depositary Shares

Governing Law/Waiver of Jury Trial, page 162

6.	Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Amended Registration Statement.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies, page F-8

7.
We note the revised disclosures in Note 3.A.4. Please also provide footnote disclosures describing the costs included in both direct costs of sales and allocated cost of sales. Refer to paragraphs 117 – 119 of IAS 1.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the Amended Registration Statement.

Item 8. Exhibits and Financial Statement Schedules, page II-3

8.	Please file the form of deposit agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Response to Comment 8:

In response to the Staff’s comment, the Company has filed the form of deposit agreement as an exhibit to the Amended Registration Statement.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

June 29, 2018

Please direct any questions or comments concerning the Amended Registration Statement or this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Mark Thurston, Endava Limited
Graham Lee, Endava Limited
Richard Segal, Cooley LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM